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                                                                    Exhibit 20
May 8, 1997

Dear Stockholder:

While we currently are experiencing much improved operational efficiencies, our Company's results for the third quarter of fiscal 1997 were weakened by competitive pressures in our vital wheat gluten and food grade alcohol markets. In addition, our energy costs remained considerably higher than normal during the first two months of the quarter due to an unusual spike in natural gas prices.

A return to more normal energy costs, and significantly lower grain costs compared to a year ago are allowing us to strengthen our competitive abilities through increased production output and efficiencies. In general, conditions for improved profitability in the fourth quarter are firmly taking shape.

Our net income in the third quarter amounted to $3,000 on sales of $54,449,000 compared to a net loss of $410,000, or $0.04 per share, on sales of $53,871,000 for the same period the prior year.

For the first nine months of fiscal 1997, our net income totaled $862,000, or $0.09 per share, on sales of $162,871,000. This represents a substantial improvement over the first nine months of fiscal 1996, when we experienced a net loss of $2,592,000, or $0.27 per share, on sales of $156,782,000.

Increased supplies of alcohol in this year's third quarter, which resulted from the start-up of new production capacities throughout the industry, caused prices for our food grade alcohol to decline from their second quarter levels. Prices for fuel grade alcohol, as well as food grade alcohol for beverage applications, also fell below the prior year's third quarter levels.

Increased imports from the European Union (E.U.) continued to depress wheat gluten prices in the third quarter. The recent initiation of a Section 301 investigation by U.S. Trade Representative-Designate Charlene Barshefsky could help correct this problem by targeting certain E.U. starch/gluten subsidies. In addition, the possibility still exists for a bilateral solution to this unfair trade problem through consultations arising from the 1995 grains agreement with the E.U.

I encourage you to take a few moments to write to the Trade  Representative and to U.S. Secretary of Agriculture Dan Glickman requesting that immediate action be taken to eliminate the E.U.'s lopsided trade advantages. These advantages include various subsidies and incentives which can be manipulated at will, plus a wide difference between our country's low tariff rates and the E.U.'s high tariffs, which effectively prohibit outside competition from entering the E.U.'s highly protected market. Ambassador Barshefsky's address is:
Office of the U.S. Trade Representative, 600 South 17th St. N.W., Room 201, Washington, D.C. 20508. Secretary Glickman's address is: U.S. Department of Agriculture, 14th St. and Independence Ave., Washington, D.C. 20250. Incidentally, recent news reports point out that U.S. flour exporters face similar trade inequities resulting from many of the same E.U. policies that affect American gluten/starch manufacturers.

While working diligently to solve this problem, we are also placing considerable focus on the development and marketing of new specialty gluten products for industrial as well as food applications. Likewise, we continue to see new opportunities for growth in our premium wheat starch market, which should allow us to more fully utilize the expanded capacity that was strategically added to our Pekin, Illinois plant nearly a year and a half ago. In conclusion, we expect to improve our profitability by increasing production and strengthening efficiencies in all areas as conditions allow.

Sincerely,

s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO



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